                         [PVF CAPITAL CORP. LETTERHEAD]




                                  March 6, 2006



United States
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Joyce Sweeney, Accounting Branch Chief


Re:      PVF Capital Corp.
         Form 10-K for the Fiscal Year Ended June 30, 2005
         Form 10-Q for the Fiscal Quarter Ended December 31, 2005
         File No. 0-24948

Dear Ms. Sweeney:

Following is our response and additional information requested in your comment letter dated February 23, 2006.

10-K for the Fiscal Year Ended June 30, 2005
--------------------------------------------

Item 1. Business
----------------

Nonperforming Loans and Other Problem Assets, page 6
----------------------------------------------------

    1. Comment/question: Please tell us the length of time that your non-accrual loans have been contractually past due as of June 30, 2005 and June 30, 2004. Tell us the composition of non-accrual loans as of June 30, 2004.

         Response: Following is a schedule detailing the length of time our non-accrual loans have been contractually past due as of June 30, 2005 and 2004. We have also included detail as to the composition of nonaccrual loans as of June 30, 2005 and 2004.


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United States
Securities and Exchange Commission
March 6, 2006
Page 2

                                                                       AT JUNE 30, 2005

                                              90 days            91 to              More than
                                              or less           365 days            365 days             Total
                                              -------           --------            --------             -----

One-to-four family residential                2,408,691         1,687,997           1,594,611          5,691,298
Home equity line of credit                      124,363                             1,644,100          1,768,462
Multi-family residential                              -                 -              21,300             21,300
Commercial real estate                          332,042         1,454,275           1,732,167          3,518,484
Land                                             58,224                               276,427            334,651
Residential construction                              -           256,000             160,000            416,000
Commercial construction                               -                 -                   -                  -
                                            -----------        ----------         -----------        -----------
                                              2,923,319         3,398,272           5,428,605         11,750,195
                                            ===========        ==========         ===========        ===========

                                                                       AT JUNE 30, 2004

                                              90 days            91 to              More than
                                              -------            ------             ---------
                                              or less           365 days            365 days             Total
                                              -------           --------            --------             -----

One-to-four family residential                        -         2,271,400           1,425,471          3,696,871
Home equity line of credit                            -           787,551             223,006          1,010,557
Multi-family residential                                                                                       -
Commercial real estate                                -         2,865,442           1,590,087          4,455,529
Land                                                  -         1,161,627              52,126          1,213,754
Residential construction                              -           256,000                                256,000
Commercial construction                               -                 -                   -                  -
                                            -----------        ----------         -----------        -----------
                                                      -         7,342,020           3,290,691         10,632,711
                                            ===========        ==========         ===========        ===========

    2. Comment/question: Please tell us and in future filings disclose the underlying reasons for the significant increase in non-accrual loans and accruing loans which are contractually past due 90 days at June 30, 2005 and June 30, 2004.

         Response: The increase in non-accrual loans and accruing loans which are contractually past due 90 days at June 30, 2005 and June 30, 2004 is attributable to poor current local and economic conditions. Increasing interest rates have also negatively impacted our borrowers' ability to make scheduled loan payments. Due to an increase in foreclosure activity in the area, the foreclosure process in Cuyahoga County, our primary market, has become elongated. As such, loans have remained past due for considerable periods prior to being collected, transferred to Real Estate Owned, or charged-off.

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United States
Securities and Exchange Commission
March 6, 2006
Page 3


         We will include similar discussion in Management's Discussion and Analysis in future filings of Form 10-Q and Form 10-K.

Exhibit 13 - 2005 Annual Report
-------------------------------

Management Discussion and Analysis of Financial Condition and Results of
------------------------------------------------------------------------
Operations
----------

Provision for Loan Losses, page 16
----------------------------------

    3. Comment/question: We note your disclosure on page 17 that the level of classified assets decreased from $14.0 million in 2004 to $12.4 million in 2005. Please tell us and in future filings define classified assets and reconcile with your disclosure on pages 7 and 9 of your Form 10-K.

         Response: Classified assets are loans identified with an inherent weakness and serve as an early warning tool in identifying the risk of loss. Classification categories include Substandard, Doubtful and Loss.

         Loans in the substandard classification are inadequately protected by the current net worth and payment capacity of the obligor, or of the value of the collateral pledged. Substandard assets have a well defined weakness based upon objective evidence and contain a distinct possibility of loss if deficiencies are not corrected.

         Loans in the doubtful classification have all weaknesses inherent in those of substandard classification and these weaknesses make collection or liquidation in full on the basis of current existing facts, conditions and values, highly questionable and improbable.

         Loans in the loss classification are considered uncollectible and of such little value that their continuance as assets is not warranted.

         Substantially all loans reported as classified assets as of June 30, 2005 and June 30, 2004 were classified as substandard.


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United States
Securities and Exchange Commission
March 6, 2006
Page 4


         Following is a schedule detailing the performing status of our reported classified assets as of June 30, 2005 and June 30, 2004.

                                                                                    AT JUNE 30, 2005

                                                                 More than 90 days
                                         Performing            past due and accruing             Nonaccrual                Total
                                         ----------            ---------------------             ----------                -----
One-to-four family residential              923,355                      150,577                  3,169,450             4,243,382
Home equity line of credit                  541,189                            -                  1,768,462             2,309,652
Multi-family residential                    319,393                            -                          -               319,393
Commercial real estate                    1,210,406                      167,520                  3,186,442             4,564,368
Land                                        141,651                            -                    276,427               418,078
Residential construction                          -                            -                    526,000               526,000
Commercial construction                           -                            -                          -                     -
                                         ----------                   ----------                 ----------          ------------
Total classified real estate loans        3,135,994                      318,097                  8,926,782            12,380,873
                                         ----------                   ----------                 ----------          ------------
Non real estate loans                             -                            -                          -                     -
                                         ----------                   ----------                 ----------          ------------
                                          3,135,994                      318,097                  8,926,782            12,380,873
                                         ==========                   ==========                 ==========          ============

                                                                                    AT JUNE 30, 2004

                                                                 More than 90 days
                                         Performing            past due and accruing             Nonaccrual                Total
                                         ----------            ---------------------             ----------                -----

One-to-four family residential            1,017,948                       69,703                  3,696,872             4,784,522
Home equity line of credit                  313,541                            -                  1,010,557             1,324,098
Multi-family residential                                                                                                        -
Commercial real estate                      778,410                       52,982                  4,455,529             5,286,920
Land                                      1,108,000                            -                  1,213,754             2,321,754
Residential construction                          -                            -                    256,000               256,000
Commercial construction                           -                            -                          -                     -
                                         ----------                   ----------                 ----------          ------------
Total classified real estate loans        3,217,899                      122,685                 10,632,711            13,973,295
Non real estate loans                             -                            -                          -                     -
                                         ----------                   ----------                 ----------          ------------
                                          3,217,899                      122,685                 10,632,711            13,973,295
                                         ==========                   ==========                 ==========          ============


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United States
Securities and Exchange Commission
March 6, 2006
Page 5


We will include similar discussion and a similar table in Management's Discussion and Analysis in future filings of Form 10-Q and Form 10-K.

Consolidated Financial Statements
---------------------------------

Note 1 - Summary of Significant Accounting Policies and Related Matters, page 30
--------------------------------------------------------------------------------

     4. Comment/question: We note your disclosure on page 8 of your Form 10-K that you charge off loans against the allowance for loan losses when appropriate. Please tell us and in future filings clearly disclose your charge-off policy. Refer to paragraph 13(c) of SOP 01-6.

         Response: The Bank's loan portfolio consists primarily of loans secured by real estate. Collection of real estate-secured loans in our portfolio are dependent on court proceedings, and as a result, loans may remain past due for an extended period before being collected, transferred to Real Estate Owned, or charged-off. Charge-offs are recorded after the foreclosure process is complete for any deficiency between the Bank's recorded investment in the loan and the fair value of the real estate acquired or sold, to the extent that such a deficiency exists.

         We will include a description of this policy in Note 1 to the Consolidated Financial Statements included in future filings of our Annual Report on Form 10-K.

Note 9 - Subordinated Debentures and Notes Payable, page 46
-----------------------------------------------------------

     5. Comment/question: Please provide us with your proposed future disclosure you will use to meet the requirements of Rule 3-10(b) of Regulation S-X.

         Response: The subordinated debentures represent an obligation of the Company to a Trust established for the purpose of issuing Trust Preferred Securities. In addition, as set forth in Rule 3-10(b), the Company has given a full and unconditional guarantee of the Trust's securities, no other subsidiary of the Company guarantees the trust preferred securities and the Company has provided the financial statements required by Rule 3-10(b)(4). Accordingly, based on the exception set forth in Rule 3-10(b), we do not believe the disclosure requirements of Rule 3-10 apply.


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United States
Securities and Exchange Commission
March 6, 2006
Page 6


10-Q for the Quarterly Period Ended December 31, 2005
-----------------------------------------------------

Consolidated Financial Statements
---------------------------------

Note 3. - Mortgage Banking Activities, page 7
---------------------------------------------

     6. Comment/question: We note you recorded a mortgage banking provision for unrealized losses on sales of loans for the six months ended December 31, 2005. Please tell us why you recorded the provision, the loans and transactions that the provision specifically relates to, and your basis for this treatment; including the specific accounting literature upon which you relied.

         Response: The Company recorded a mortgage banking provision for unrealized losses on sales of loans for the six months ended December 31, 2005 to comply with the provisions of SEC Staff Accounting Bulletin 105, APPLICATION OF ACCOUNTING PRINCIPLES TO LOAN COMMITMENTS and Statement of Financial Accounting Standards (SFAS) No. 149, AMENDMENT OF STATEMENT 133 ON DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. This provision represents the recorded fair value of rate-locked commitments to make loans that were ultimately held for sale and mandatory forward sales commitments entered into to sell loans. Specifically, the Company had $16.6 million of rate-locked commitments to originate loans intended for sale with a fair value as of December 31, 2005 of ($184,374) and mandatory forward sales commitments to sell loans of $10.7 million with a fair value as of December 31, 2005 of ($29,599). The total fair value of these commitments at December 31, 2005 was ($213,973), and the $199,000 provision recorded was the change in fair value during the six months ended December 31, 2005.

                                    * * * * *

     In addition, on behalf of the Company, the undersigned acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the Commission staff;

         o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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United States
Securities and Exchange Commission
March 6, 2006
Page 7


If you have any questions please feel free to contact the undersigned.

Sincerely,

PVF Capital Corp.

/s/ John R. Male

John R. Male
Chairman of the Board and
Chief Executive Officer